UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

Packeteer, Inc.
(Name of Subject Company)
Packeteer, Inc.
(Name of Person Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Exhibits
SIGNATURE
EXHIBIT 99.(A)(11)

     This Amendment No. 2 amends and supplements Items 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2008 (as amended, the “Schedule 14D-9”) by Packeteer, Inc., (the “Company”), a Delaware corporation, relating to a cash tender offer (the “Offer”) to purchase all of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $7.10 per Share net to sellers in cash, without interest and subject to any required withholding taxes, made by Cooper Acquisition Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Blue Coat Systems, Inc., a Delaware corporation (“Blue Coat”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on May 1, 2008 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in Purchaser’s offer to purchase, dated May 1, 2008 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following text thereto:
     “At 11:59 p.m., New York City time, on Friday, May 16, 2008, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. Blue Coat announced the expiration of the waiting period under the HSR Act on May 19, 2008.”
Item 9. Exhibits
     Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(11)	Press Release issued by Blue Coat on May 19, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.
By:	/s/ Dave Côté
Dave Côté
President and Chief Executive Officer

Date: May 20, 2008